   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 20, 1996
                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              QUANTUM CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                       DELAWARE                                             94-2665054
           (STATE OR OTHER JURISDICTION OF                               (I.R.S. EMPLOYER
            INCORPORATION OR ORGANIZATION)                             IDENTIFICATION NO.)

                             500 MCCARTHY BOULEVARD
                           MILPITAS, CALIFORNIA 95035
                                 (408) 894-4000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                MICHAEL A. BROWN
                               PRESIDENT AND CEO
                             500 MCCARTHY BOULEVARD
                           MILPITAS, CALIFORNIA 95035
                                 (408) 894-4000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

      STEVEN E. BOCHNER, ESQ.               ANDREW KRYDER, ESQ.             CHRISTOPHER L. KAUFMAN, ESQ.
         JOHN A. FORE, ESQ.               VICE PRESIDENT, FINANCE           ROBERT S. MICHITARIAN, ESQ.
      JEFFREY A. HERBST, ESQ.          AND CORPORATE GENERAL COUNSEL              LATHAM & WATKINS
 GILBERT M. LABRUCHERIE, JR., ESQ.         500 MCCARTHY BOULEVARD        505 MONTGOMERY STREET, SUITE 1900
  WILSON SONSINI GOODRICH & ROSATI       MILPITAS, CALIFORNIA 95035           SAN FRANCISCO, CA 94111
      PROFESSIONAL CORPORATION                                                     (415) 391-0600
         650 PAGE MILL ROAD
  PALO ALTO, CALIFORNIA 94304-1050

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC UNDER THIS REGISTRATION STATEMENT: as soon as practicable after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                                                        PROPOSED MAXIMUM   PROPOSED MAXIMUM
TITLE OF SECURITIES                    AMOUNT TO BE      OFFERING PRICE   AGGREGATE OFFERING      AMOUNT OF
TO BE REGISTERED                       REGISTERED(1)      PER SHARE(2)           PRICE       REGISTRATION FEE(3)
----------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value......      5,110,690           $26.375         $134,794,449          $40,847
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

(1) Represents the maximum number of shares issuable to Salomon Brothers Inc upon conversion of Debentures held or to be purchased by it pursuant to the standby arrangements described herein.

(2) Represents the closing price of the Registrant's Common Stock on the Nasdaq Stock Market on December 17, 1996.

(3) Computed in accordance with Rule 457 under the Securities Act of 1933 solely for purposes of calculating the registration fee.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            DATED DECEMBER 20, 1996
PROSPECTUS

5,110,690 SHARES

                                                                            LOGO

QUANTUM CORPORATION

COMMON STOCK
(PAR VALUE $0.01 PER SHARE)

This prospectus relates to the issuance of a maximum of 5,110,690 shares of Common Stock, $0.01 par value (the "Common Stock"), of Quantum Corporation, a Delaware corporation ("Quantum" or the "Company"), either (i) upon conversion of the Company's outstanding 6 3/8% Convertible Subordinated Debentures due April 1, 2002 (the "Debentures"), or (ii) to Salomon Brothers Inc (the "Purchaser") under the standby arrangements described herein, and the resale by the Purchaser of such Common Stock. The Debentures and the Common Stock are quoted on the Nasdaq Stock Market under the symbols QNTMG and QNTM, respectively.

The Company has called all the Debentures for redemption on January 19, 1997 (the "Redemption Date") at a redemption price of $1,038.25 per $1,000 principal amount of Debentures, plus accrued interest of $19.13 from October 1, 1996 to the Redemption Date, for a total of $1,057.38 for each $1,000 principal amount of Debentures (the "Redemption Price"). The Debentures are convertible prior to 5:00 p.m., Chicago, Illinois time, on January 17, 1997 (the last trading day preceding the Redemption Date) (the "Conversion Expiration Date"), at a conversion rate of 55.10 shares of Common Stock (equivalent to a conversion price of approximately $18.15 per share) for each $1,000 principal amount of Debentures. On December 18, 1996, the last reported sale price of the Common Stock on the Nasdaq Stock Market was $27.875 per share.

So long as the market price of the Common Stock is at least $19.20 per share, a holder of the Debentures who converts will receive Common Stock with a market value plus cash in lieu of any fractional share greater than the amount of cash the holder would otherwise be entitled to receive upon redemption. Holders of Debentures are urged to obtain current market quotations for the Company's Common Stock.

The convertability of the Debentures will expire at 5:00 p.m., Chicago, Illinois time, on January 17, 1997.

THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE RISK FACTORS COMMENCING AT PAGE 5.

In the event that less than all of the Debentures are surrendered for conversion prior to the Conversion Expiration Date, the Company has made arrangements for the Purchaser to purchase from the Company such number of shares of Common Stock as would have been issuable upon conversion of the Debentures that have not been surrendered for conversion prior to 5:00 p.m., Chicago, Illinois time, on January 17, 1997. The purchase price per share of such shares of Common Stock will be $19.20, and the proceeds of sale will be used by the Company to effect redemption of the Debentures not converted. In addition, the Purchaser has agreed in certain circumstances to remit to the Company 50% of the excess, if any, of the aggregate net proceeds received on sale of such shares of Common Stock over the aggregate price paid to the Company.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prior to and after the Redemption Date, the Purchaser may offer to the public Common Stock, including shares acquired through the purchase and conversion of the Debentures, at prices set from time to time by the Purchaser. It is intended that each such price when set will not exceed the greater of the last sale or current asked price per share of the Common Stock on the Nasdaq Stock Market plus the amount of any concession to dealers, and it is intended that an offering price set on any calendar day will not be increased more than once during such day. As a result, and subject to the preceding paragraph, the Purchaser may realize profits or losses independent of the compensation referred to under "Standby Arrangements."

The Purchaser may also make sales to dealers at prices which represent concessions from the prices at which such shares are then being offered to the public. Any shares of Common Stock so offered are offered subject to receipt and acceptance by the Purchaser, to prior sale and to the Purchaser's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Common Stock acquired by the Purchaser from the Company will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The Depository Trust Company.
----------------------------------------------
SALOMON BROTHERS INC
--------------------------------------------------------------------------------

The date of this Prospectus is December 20, 1996.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SHARES BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER, SOLICITATION OR SALE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             AVAILABLE INFORMATION

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission" or the "SEC"). Such reports, proxy statements and other information can be inspected and copied at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following regional offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information concerning the Company may be inspected at the office of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. The Common Stock and the Debentures of the Company are traded on the Nasdaq Stock Market.

     The Company has filed with the Commission a Registration Statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-3 under the Securities Act with respect to the Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements made in this Prospectus as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the offices of the Commission, or obtained from the Public Reference section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549. The SEC maintains a website that contains reports, proxy and other information regarding Quantum. The address of the website is http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed with the Commission and are incorporated herein by reference:

     (a) The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996;

     (b) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996;

     (c) The Company's Quarterly Report on Form 10-Q for the quarter ended September 29, 1996;

     (d) The Company's Registration Statement on Form 8-A filed on August 1, 1983, as may be amended from time to time, relating to the description of the Company's Common Stock; and

     (e) The Company's Registration Statement on Form 8-A filed on August 5, 1988 relating to the Company's Preferred Share purchase rights.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement and any statement contained herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in any subsequently filed document which is deemed to be incorporated by reference modifies or supersedes such statement.

     The Company will provide without charge to such person to whom this Prospectus is delivered, upon the request of such person, a copy of any or all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to Investor Relations, Quantum Corporation, at the Company's executive offices located at 500 McCarthy Boulevard, Milpitas, California 95035, telephone (408) 894-4000.
                            ------------------------

                                  THE COMPANY

     The following contains certain forward-looking statements and potential investors should carefully review the "Risk Factors" commencing on page 5 with respect to such forward-looking statements.

     Quantum designs, develops and markets mass storage products, including high-performance, high quality hard disk drives, recording heads and tape drives. The Company combines its engineering and design expertise with the high volume hard disk drive manufacturing capabilities of its exclusive manufacturing partner, Matsushita Kotubuki Electronics Industries, Ltd. ("MKE") of Japan, to produce high quality hard disk drives designed to meet the storage requirements of workstations, servers, disk arrays, entry-level to high-end desktop PCs and minicomputers. In addition, the Company utilizes its own design and manufacturing operations for its linear tape drive products as well as for recording heads which are used in the Company's disk drive products. The Company's customers include leading OEMs such as Acer, Apple, Compaq, Dell, Digital, Hewlett-Packard, IBM, NEC, Silicon Graphics and Sun Microsystems.

     The Company's strategy is to offer a diversified product portfolio which features leading edge technology and high quality manufacturing for a broad range of market applications. The Company is currently structured into the following four main operating divisions:

          DESKTOP AND PORTABLE STORAGE GROUP (DPSG). The Desktop and Portable Storage Group designs, develops and markets hard disk drives primarily designed to meet the storage needs of desktop systems. The Company's DPSG products are designed for entry-level to high-end desktop PCs for use in both home and business environments.

          WORKSTATION AND SYSTEMS STORAGE GROUP (WSSG). The Workstation and Systems Storage Group designs, develops and markets the Company's most technologically advanced hard disk drives for the demanding storage needs of servers, workstations, storage subsystems, high-end desktop systems and minicomputers. The Company's WSSG products are designed for storage-intensive applications such as graphics, disk arrays, desktop publishing systems, multimedia computing systems and networked data bases and file servers.

          SPECIALTY STORAGE PRODUCTS GROUP (SSPG). The Specialty Storage Products Group designs, develops, manufactures and markets linear tape drives and solid state disk drives. The tape drives use advanced linear recording technology and a highly accurate tape guide system to perform data backup for mid-range and high-end computer systems. The solid state disk drives have the high execution speeds required for applications such as imaging, multimedia, video-on-demand, on-line transaction processing, material requirements planning and scientific modeling.

          RECORDING HEADS GROUP (RHG). The Recording Heads Group designs, develops and manufactures magnetoresistive ("MR") recording heads used in the Company's products. The Company believes that MR head technology, which provides higher capacity per disk than thin film inductive heads, will replace thin film inductive heads as the leading recording head technology. The Company does not currently market thin film inductive or MR heads to other companies. The Company's expectations regarding MR head technology constitute forward-looking information and actual results could vary for the reasons described in "Risk Factors -- MR Recording Heads Development and Manufacturing."

     Quantum operates in an industry characterized by rapid technological change. The Company is currently concentrating its product development efforts on broadening its existing disk and tape drive product lines through the introduction of new products, including new high-capacity hard disk drive products to be manufactured by MKE for WSSG as well as new products targeted specifically for the increasing storage needs of the consumer market served by DPSG. The Company is also focusing its efforts on applying its MR head technology to new generations of disk drives.

     Over the past twelve years, Quantum has established a strong business relationship with MKE, and the Company now relies on MKE's advanced, highly automated hard disk drive manufacturing process which emphasizes consistency and repeatability. In fiscal 1997, the Company transitioned the manufacturing of its high-capacity hard disk drive products to MKE, and MKE has only recently begun volume production of the Company's high-capacity products. As a result of this transition, MKE now has the exclusive right to manufacture all of the Company's hard disk drive products. The Company believes that its strategy of outsourcing manufacturing to MKE gives it a competitive advantage in product quality, time to volume production and lower capital requirements. However, the Company's expectations regarding its relationship with MKE constitute forward-looking information, and actual results could vary for the reasons set forth in "Risk Factors -- Transition of High-Capacity Manufacturing Operations to MKE,"
" -- Dependence on MKE Relationship."

     The Company was incorporated as a California corporation in February 1980, and reincorporated as a Delaware corporation in April 1987.

                                  RISK FACTORS

     This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this Prospectus. In addition to the other information contained and incorporated by reference in this Prospectus the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby:

     FLUCTUATION IN RESULTS OF OPERATIONS. The Company's results of operations are subject to fluctuations from period to period. In this regard, the demand for the Company's hard disk drive products depends on the demand for the computer systems manufactured by its customers, which is affected by computer system product cycles and by prevailing economic conditions. Growth in demand for computer systems, especially in the personal computer ("PC") market segment, where the Company derives a significant amount of its disk drive sales, has historically been subject to significant fluctuations. Such fluctuations in end user demand have in the past, and may in the future, result in the deferral or cancellation of orders for the Company's products, each of which would have a material adverse effect on the Company. During the past several years, there has been significant growth in the demand for PCs, a portion of which represented sales of PCs for use in the home. However, many analysts predict that future growth may be at a slower rate than the rate experienced in recent years.

     In the first and second quarters of fiscal 1997, the Company experienced weak demand for its mix of drive products for the PC market and this resulted in pricing pressure on the Company's products and had an adverse impact on revenue and earnings for the first six months of fiscal 1997. The Company lost some desktop business to competitors with strong 1.6 gigabyte desktop programs at different price points. In response to the declining demand, the Company reduced its drive build plan at MKE through the second quarter of fiscal 1997. There can be no assurance that this decline in demand is temporary, and the Company could experience additional decreases in demand for its products in the near future. Any such additional slowdowns in demand could have a material adverse effect on the Company.

     The hard disk drive industry has also been subject, from time to time, to seasonal fluctuations in demand. Because shipments have tended to be highest in the third month of each quarter, the Company is taking steps to improve the linearity of shipments throughout the quarter. If the linearity of shipments does not improve, any failure by the Company to complete shipments in the final month of the quarter could adversely affect the Company's operating results for the quarter.

     TRANSITION OF HIGH-CAPACITY MANUFACTURING OPERATIONS TO MKE. Since the Company's acquisition of Digital's high-capacity disk drive operations in late 1994, the Company experienced significant difficulties in integrating these operations into its high-capacity business. These difficulties included problems involving both the development and manufacturing of its high-capacity products and resulted in, among other things, significant delays in meeting the qualification standards imposed by certain major customers of the Company's high-capacity disk drive products. As part of its strategy to address these problems, in fiscal 1996, the Company decided to transition its high-capacity disk drive product manufacturing to MKE. As a result, in the fourth quarter of fiscal 1996 the Company incurred a charge of $209 million associated with the closure of the Company's two high-capacity disk drive manufacturing facilities in Milpitas, California and Penang, Malaysia. These two facilities were closed during the quarter ended September 29, 1996.

     Several risks are associated with the Company's transition of its high-capacity manufacturing operations to MKE. Although the Company has had a continuous manufacturing relationship with MKE since 1984, the Company's high-capacity products are more complex to manufacture than its desktop products. Prior to the transition, MKE had not previously manufactured any significant amount of the

Company's high-capacity products and there can be no assurance that the Company's previous difficulties with its high-capacity products will be resolved or that new problems will not arise as a result of the transition of this manufacturing to MKE. Any failure of the Company to successfully manage this transition would have a material adverse effect on the Company.

     DEPENDENCE ON MKE RELATIONSHIP. The Company is dependent upon MKE for the manufacture of its disk drive products. During fiscal 1996 and the first two quarters of fiscal 1997, approximately 75% and 77%, respectively, of the Company's sales were derived from products manufactured by MKE. The transition of the manufacturing of the Company's high-capacity product manufacturing to MKE has resulted in an increased dependence on MKE. The Company's relationship with MKE is therefore critical to the Company's business and financial performance.

     The Company's dependence on MKE entails, among others, the following principal risks:

          Quality and Delivery. The Company relies on MKE's ability to bring new products rapidly to volume production at low cost, to meet the Company's stringent quality requirements and to respond quickly to changing product delivery schedules from the Company. This requires, among other things, close and continuous collaboration between the Company and MKE in all phases of design, engineering, and production. The Company's business and financial results would be adversely affected if products manufactured by MKE fail to satisfy the Company's quality requirements or if MKE is unable to meet the Company's delivery commitments. In the event MKE is unable to satisfy Quantum's production requirements, the Company would not have an alternative manufacturing source to meet the demand without substantial delay and disruption of the Company's operations. As a result, the Company would be materially adversely affected.

          Extension of Relationship. The Company's relationship with MKE, which has been continuous since 1984, is currently governed by a master agreement that, unless extended, will expire in December 1997. The failure of the parties to extend their relationship on terms favorable to the Company would have a material adverse effect on the Company.

          Volume and Pricing. MKE's production schedule is based on the Company's forecasts of its product purchase requirements and the Company has only limited rights to modify short-term purchase orders issued to MKE. Further, the demand in the desktop business is inherently volatile and there is no assurance that the Company's forecasts are accurate. In addition, the Company periodically renegotiates pricing arrangements with MKE. The failure of the Company to accurately forecast its requirements, which could lead to inventory shortages or surpluses, or the failure to reach pricing agreements reasonable to the Company would have a material adverse effect on the Company.

          Manufacturing Capacity and Capital Commitment. The Company believes that MKE's current and committed manufacturing capacity should be adequate to meet the Company's requirements at least through the end of fiscal 1997. The Company's future growth will require, however, that MKE continue to devote substantial financial resources to property, plant and equipment and working capital to support manufacture of the Company's products, as to which there can be no assurance. In the event that MKE is unable or unwilling to meet the Company's manufacturing requirements, there can be no assurance that the Company would be able to obtain an alternate source of supply. Any such failure to obtain an alternative source would have a material adverse effect on the Company.

     DEPENDENCE ON SUPPLIERS OF COMPONENTS AND SUB-ASSEMBLIES; COMPONENT SHORTAGES. The Company and its manufacturing partner, MKE, are dependent upon qualified suppliers for components and sub-assemblies, including recording heads, media and integrated circuits, which are essential to the manufacture of the Company's products. In connection with certain products, the Company and MKE qualify only a single source for certain components and sub-assemblies, which can magnify the risk of shortages. Component shortages have constrained the Company's sales growth in the past, and the Company believes that the industry will periodically experience component shortages. If such shortages occur, or if the Company experiences quality problems with component suppliers, shipments of products could be significantly delayed or costs significantly increased, which would have a material adverse effect on the Company.

     RAPID TECHNOLOGICAL CHANGE; NEW PRODUCT DEVELOPMENT AND
QUALIFICATION. Quantum operates in an industry characterized by increasingly rapid technological changes and short product life cycles. For these and other reasons, including competitive pressures, gross margins on specific products can decrease rapidly. Any delay in introduction of more advanced and more cost-effective products can result in significantly lower sales and gross margins. The Company's future is therefore dependent on its ability to anticipate what the customers will demand and to develop the new products to meet this demand. The Company must also qualify these new products with its customers, successfully introduce these products to the market on a timely basis and commence volume production to meet customer demands. Due to these factors, the Company expects that sales of new products will continue to account for a significant portion of its future sales and that sales of older products will decline accordingly. However, there can be no assurance that such new products will achieve or sustain market acceptance and failure to achieve acceptance could have a material adverse effect on the Company.

     The Company is currently in the process of qualifying two of its new high-capacity products. The customer qualification process for disk drive products, particularly high-capacity products, can be lengthy and complex, and the Company has in the past experienced difficulties in obtaining qualifications of its high-capacity products from certain customers. In addition, the Company transitioned the manufacturing of its high capacity products to MKE during the first half of fiscal 1997, and MKE has only recently begun volume production of such high-capacity products. In the event that the Company is unable to obtain customer qualifications for these new products in a timely manner, or at all, or in the event MKE is unable to manufacture such products in volume, the Company would be materially adversely affected.

     There can be no assurance that the Company will be successful in the development and marketing of these and other new products and components that seek to respond to technological change or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products and components, or that the Company's new products and components will adequately meet the requirements of the marketplace and achieve market acceptance. In addition, technological advances in magnetic, optical or other technologies, or the development of new technologies, could result in the introduction of competitive products with superior performance to and substantially lower prices than the Company's products. Further, the Company's new products and components are subject to significant technical risks. If the Company experiences delays in the commencement of commercial shipments of new products or components, the Company could experience delays or loss of product sales. If the Company is unable, for technological or other reasons, to develop and introduce new products in a timely manner in response to changing market conditions or customer requirements, the Company would be materially adversely affected.

     MR RECORDING HEADS DEVELOPMENT AND MANUFACTURING. The Company is currently engaged in a substantial effort to advance the development of its MR recording heads. The Company believes that MR head technology, which enables higher capacity per disk than conventional thin film inductive heads, will replace inductive heads as the leading recording head technology. Although the Company currently obtains the majority of its MR heads from outside sources, the Company believes that by establishing its own supply of MR heads it can lower the risk of supply shortages of MR heads that may occur in the future as a result of increased requirements for disk drive products which utilize MR recording heads. However, MR technology is relatively complex and, to date, the Company's manufacturing yields for its MR heads have been relatively low as compared to the Company's manufacturing yields for its thin film inductive heads. In the event that yields do not improve, the Company will continue to occur losses associated with its MR heads manufacturing operations, which losses would negatively affect the Company's operating results. In addition, since there are limited alternative sources of supply for MR recording heads, and there can be no assurance that the Company will be able to locate and obtain adequate supply from such alternative sources, the Company would be materially adversely affected in the event that its yields for MR heads do not improve.

     CUSTOMER CONCENTRATION. As is typical in the information storage industry, the Company's customer base is concentrated with a small number of computer systems manufacturers. In general, the customers are not obligated to purchase any minimum volume of the Company's products, and the Company's relationships with its customers are generally terminable at will by the customers.

     Sales of the Company's desktop products, which comprise a significant majority of its overall sales, were concentrated with several key customers during the six months ended September 29, 1996, and the fiscal year ended March 31, 1996. Sales to the top five customers of the Company represented 40% of total sales for the first six months of fiscal 1997 and 44% of sales for the 1996 fiscal year. For the first six months of fiscal 1997, sales to Compaq were approximately 11% of total sales. Apple's share of the Company's sales, which was 11% in fiscal 1996, has declined to approximately 7% in the first six months of fiscal 1997. In addition, the Company is unable to predict whether or not there will be any significant change in demand for any of its customers' products in the future. In the event that any such changes result in decreased demand for the Company's products, whether by loss or delays in orders, the Company could be materially adversely affected.

     INTENSELY COMPETITIVE INDUSTRY. The information storage products industry in general, and the disk drive industry in particular, is characterized by intense competition which results in rapid price erosion, short product life cycles, and continuous introduction of new, more cost-effective products offering increased levels of capacity and performance. In this regard, the Company intends to introduce new products during the latter half of fiscal 1997, and there can be no assurance that it will be successful. If this does not occur, the Company would be materially and adversely affected. The hard disk drive industry also tends to experience periods of excess product inventory and intense price competition. If price competition intensifies, the Company may be forced to lower prices further than expected, which could materially adversely affect the Company.

     Quantum faces direct competition from a number of companies, including Seagate, Western Digital, IBM, (which recently announced increased investment in its storage business), Maxtor and Exabyte. In the event that the Company is unable to compete effectively with these or any other companies, the Company would be materially adversely affected.

          Desktop Storage Products. In the market for desktop products, Quantum competes primarily with Seagate, Western Digital, and Maxtor. Quantum and its competitors have developed and are developing a number of products targeted at particular segments of this market, such as home PC buyers, and factors such as time to market can have a significant effect on the success of any particular product. The desktop market is characterized by more competitors and shorter product life cycles than the hard disk drive market in general.

          Workstation and System Storage Products. The Company faces competition in the high-capacity disk drive market primarily from Seagate and IBM. Seagate has the largest share of the market for high-capacity disk drives. Although the same competitive factors identified above as being generally applicable to the overall disk drive industry apply to high-capacity disk drives, the Company believes that the performance and quality of its products are more important to the users in this market than to users in the desktop market. The Company's success in the high-capacity market during the foreseeable future is dependent on the successful development, timely introduction and market acceptance of key new products, as to which there can be no assurance.

          Specialty Storage Products. In the market for tape drives, the Company competes with a large number of companies, which have tape drive product offerings, including Exabyte. The Company targets a market segment which requires a mission critical backup system and the Company competes in this segment based upon the reliability and durability of its tape drives. Although the Company has experienced market acceptance of its tape drive products, the market could become significantly more competitive at any time during the remainder of fiscal 1997 or beyond. As a result, the Company could experience increased price competition. If price competition occurs, the Company may be forced to lower prices, in which case the Company could be materially adversely affected.

     Finally, the Company's customers could commence the manufacture of disk and tape drives for their own use or for sale to others. Any such loss of customers could have a material adverse effect on the Company.

     RISKS ASSOCIATED WITH FOREIGN MANUFACTURING. Many of the Company's products are currently manufactured outside the United States. As a result, the Company is subject to certain risks associated with contracting with foreign manufacturers, including obtaining requisite United States and foreign governmental permits and approvals, currency exchange fluctuations, currency restrictions, political instability, labor problems, trade restrictions and changes in tariff and freight rates.

     INTELLECTUAL PROPERTY MATTERS. The hard disk drive industry has been characterized by significant litigation relating to patent and other intellectual property rights. From time to time, the Company is approached by companies and individuals alleging Quantum's need for a license under patented technology that Quantum assertedly uses. If required, there can be no assurance that licenses to any such technology could be obtained or obtained on commercially reasonable terms. Adverse resolution of any intellectual property litigation could subject the Company to substantial liabilities and require it to refrain from manufacturing certain products. In addition, the costs of engaging in such litigation may be substantial, regardless of the outcome.

     LITIGATION. The Company and certain of its current and former officers and directors have been named as defendants in two class action lawsuits, one filed on August 28, 1996 in the Superior Court of Santa Clara County, California, and one filed on August 30, 1996 in the U.S. District Court for the Northern District of California. The plaintiff in both class actions purports to represent a class of all persons who purchased the Company's common stock between February 26, 1996 and June 13, 1996. The complaints allege that the defendants violated various federal securities laws and California statutes by concealing and/or misrepresenting material adverse information about the Company and that individual defendants sold shares of the Company's stock based upon material nonpublic information. On October 23, 1996, the Company filed a demurrer requesting dismissal of the state action, and on November 21, 1996, the Company moved for a determination that the action not be permitted to proceed as a class action. There has been no decision on either motion to date. In the federal action, the defendants have not yet responded to the complaint.

     Certain of the Company's current and former officers and directors have also been named as defendants in a derivative lawsuit, which was filed on November 8, 1996 in the Superior Court of Santa Clara County, California. The derivative complaint is based on factual allegations substantially similar to those alleged in the class action lawsuits. The complaint alleges that the defendants violated the California Corporations Code and state common law by concealing and/or misrepresenting material adverse information about the Company and by selling shares of the Company's stock based upon material nonpublic information. The complaint has not been served on the defendants.

     The Company believes that the pending actions are without merit and intends to defend against them vigorously. Nevertheless, litigation is subject to inherent uncertainties and thus there can be no assurance that these suits will be resolved favorably to the Company or will not have a material adverse effect on the Company.

     FUTURE CAPITAL NEEDS. The information storage business is capital-intensive and competitive. Although the Company has recently transitioned the manufacturing of all of its hard disk drive products to MKE, the Company believes that in order to remain competitive in the information storage business, it will need significant additional financial resources over the next several years for capital expenditures, working capital and research and development. The Company believes that it will be able to fund these capital requirements at least through fiscal 1997. However, if the Company decides to increase its capital expenditures further or sooner than presently contemplated, or if results of operations do not meet the Company's expectations, the Company will require additional debt or equity financing. There can be no assurance that such additional funds will be available to the Company or will be available on favorable terms. In addition, the Company may require additional capital for other purposes not presently contemplated. If the Company is unable to obtain sufficient capital, it could be required to curtail its capital equipment and research and development expenditures, which could adversely affect the Company.

     VOLATILITY OF STOCK PRICE. The market price of the Company's common stock has been, and may continue to be, extremely volatile. Factors such as new product announcements by the Company or its competitors, quarterly fluctuations in the operating results of the Company, its competitors and other technology companies and general conditions in the computer market may have a significant impact on the market price of the common stock. In particular, if the Company were to report operating results that did not meet the expectations of research analysts, the market price of the common stock could be materially adversely affected.

                                USE OF PROCEEDS

     There will be no proceeds to the Company from the issuance of the Common Stock upon conversion of Debentures by the holders thereof. The net proceeds from the sale of any Common Stock to the Purchaser pursuant to the standby arrangements described herein will be used to effect redemption of any Debentures not tendered for conversion. Any excess net proceeds resulting from the Purchaser remitting certain amounts to the Company pursuant to the standby arrangements described herein will be added to working capital and used for general business purposes.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is listed and traded on the Nasdaq Stock Market under the symbol QNTM. The following table sets forth, for the periods indicated, the high and low closing sales prices per share of the Common Stock, as reported on the Nasdaq Stock Market.

                                                                        HIGH       LOW
                                                                       ------     ------
    Fiscal year ended March 31, 1994:
      First quarter..................................................  $141/2     $101/2
      Second quarter.................................................   131/2       91/2
      Third quarter..................................................   143/4       97/8
      Fourth quarter.................................................   191/4      141/8
    Fiscal year ended March 31, 1995:
      First quarter..................................................  $183/16    $113/4
      Second quarter.................................................   175/8     1213/16
      Third quarter..................................................   163/4      137/8
      Fourth quarter.................................................  1513/16     137/8
    Fiscal year ended March 31, 1996:
      First quarter..................................................  $265/16    $15
      Second quarter.................................................  279/16      207/8
      Third quarter..................................................   207/8      161/8
      Fourth quarter.................................................   197/8      165/8
    Fiscal year ended March 31, 1997:
      First quarter..................................................   26         141/8
      Second quarter.................................................   183/8      11
      Third quarter (through December 18, 1996)......................   293/4     175/16

     On December 18, 1996 the last reported sale price of the Common Stock was $27.875 per share, as reported on the Nasdaq National Market.

     The Company has never paid cash dividends on its Common Stock, and the Company's credit agreement dated October 3, 1994, as amended, currently prohibits the Company from paying dividends while the debt is outstanding. The Company currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at September 29, 1996, as adjusted to give effect to the assumed conversion of all outstanding Debentures into shares of Common Stock.

                                                                        SEPTEMBER 29, 1996
                                                                    ---------------------------
                                                                      ACTUAL     AS ADJUSTED(1)
                                                                    ----------   --------------
                                                                    (IN THOUSANDS)
Subordinated debt:
  6 3/8% convertible subordinated debentures(2).................    $   97,350     $        0
  5% convertible subordinated notes.............................       241,350        241,350
Long-term debt, excluding current portion.......................       388,365        388,365
Shareholders' equity:
  Preferred stock, $0.01 par value; 4,000,000 shares authorized;
     none issued and outstanding, actual, and as adjusted.......            --             --
  Common stock, $0.01 par value, 150,000,000 shares authorized;
     actual: 57,792,108 shares issued and outstanding; as
     adjusted: 63,156,093 shares issued and outstanding(3)......           578            632
  Capital in excess of par value................................       325,609        422,235
  Retained earnings.............................................       286,293        286,293
                                                                       -------        -------
     Total shareholders' equity.................................       612,480        709,160
                                                                       -------        -------
     Total capitalization.......................................    $1,339,545     $1,338,875
                                                                       =======        =======

---------------
(1) As adjusted information also includes an increase to capital reflecting interest accrued to the Redemption Date, a decrease to capital reflecting previously unamortized costs associated with issuance of the Debentures; and a decrease to capital reflecting costs of the transactions contemplated hereby.

(2) Between September 29, 1996 and December 18, 1996, 253,292 shares of Common Stock were issued upon conversion of $4,597,000 principal amount of Debentures. Such activity is also reflected in the "as adjusted" information.

(3) Does not include 9,515,996 shares of Common Stock issuable upon exercise of outstanding options as of September 29, 1996.

                   REDEMPTION OF DEBENTURES AND EXPIRATION OF
                              CONVERSION PRIVILEGE

     The Company has called all its outstanding Debentures for redemption on the Redemption Date pursuant to the terms of the Indenture dated as of April 1, 1992 (the "Indenture"), between the Company and LaSalle National Bank, as Trustee (the "Trustee"). As a result of the call for redemption, holders of the Debentures are entitled to receive from the Company upon redemption the sum of $1,038.25 plus accrued interest of $19.13 from October 1, 1996 to the Redemption Date for each $1,000 principal amount of Debentures. The total amount payable upon redemption for each $1,000 principal amount of Debentures is thus $1,057.38 (the "Redemption Price"). After the Redemption Date, the Debentures will be deemed to be no longer outstanding, and all rights of the holders of the Debentures will cease, except the right to receive the Redemption Price without interest, upon surrender of the Debentures to the Trustee.

ALTERNATIVES AVAILABLE TO HOLDERS OF DEBENTURES

     Holders of the Debentures have the following alternatives, each of which should be carefully considered:

     1. Conversion of Debentures into Common Stock. Until 5:00 p.m., Chicago, Illinois time, on January 17, 1997, which is one trading day prior to the Redemption Date (the "Conversion Date"), the Debentures are convertible at the option of the holder, in part or in whole, into 55.10 fully paid and nonassessable shares (equivalent to an effective conversion price of approximately $18.15 per share of the Company's Common Stock), for each $1,000 principal amount of Debentures. In the event such conversion would result in a fractional share of Common Stock, an amount equivalent to the value of the fractional share will be paid in cash by the Company. Such amount will be determined on the basis of the last reported sales price as reported by the Nasdaq Stock Market on the day the Debentures are converted. On the basis of the closing price of the Common Stock as reported on the Nasdaq Stock Market on December 18, 1996 of $27.875, 55.10 shares had a market value (including cash in lieu of the fractional share) equivalent to $1,535.91. No payment or adjustment will be made on conversion for interest accrued on the Debentures surrendered for the conversion. Accordingly, any holder surrendering Debentures for conversion will not receive any interest with respect to such Debentures accrued since October 1, 1996.

     SO LONG AS THE MARKET PRICE OF THE COMMON STOCK IS AT LEAST $19.20 PER SHARE, A HOLDER OF THE DEBENTURES WHO CONVERTS WILL RECEIVE COMMON STOCK WITH A MARKET VALUE, PLUS CASH IN LIEU OF ANY FRACTIONAL SHARE, EQUAL TO OR GREATER THAN THE AMOUNT OF CASH THE HOLDER WOULD OTHERWISE BE ENTITLED TO RECEIVE UPON REDEMPTION. SEE "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS." HOLDERS OF DEBENTURES ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE COMMON STOCK. THE CONVERSION RIGHT EXPIRES AT 5:00 P.M. CHICAGO, ILLINOIS TIME, ON THE CONVERSION DATE. FROM AND AFTER THAT DATE AND TIME, HOLDERS OF DEBENTURES WILL BE ENTITLED ONLY TO THE REDEMPTION PAYMENT. IT SHOULD BE NOTED, HOWEVER, THAT THE PRICE OF THE COMMON STOCK RECEIVED UPON CONVERSION WILL FLUCTUATE IN THE MARKET. NO ASSURANCE IS GIVEN AS TO THE PRICE OF THE COMMON STOCK AT ANY FUTURE TIME, AND THE HOLDERS SHOULD EXPECT TO INCUR VARIOUS EXPENSES OF SALE IF THE COMMON STOCK RECEIVED UPON CONVERSION OF THE DEBENTURES IS SOLD.

     2. Redemption of Debentures on January 19, 1997. Any Debentures that have not been converted into Common Stock on or prior to 5:00 p.m., Chicago, Illinois time, on the Conversion Date, will be redeemed on the Redemption Date. Upon redemption a holder will receive $1,057.38 per $1,000 principal amount of Debentures. On and after the Redemption Date, interest will cease to accrue and holders of Debentures will not have any rights as such holders other than the right to receive payment of the Redemption Payment, without interest, upon surrender of their Debentures. Under the Indenture, because the Redemption Date is not a business day, the first day that any payments need be made on Debentures submitted for redemption is January 21, 1997 (the first business day following the Redemption Date); however, no additional interest will accrue as a result of such delayed payment.

     3. Sale of Debentures Through Ordinary Brokerage Transactions. Sales of Debentures may be made through open market brokerage transactions and, if made sufficiently in advance of the Conversion Date, buyers thereof may convert Debentures into Common Stock in the manner described below. After

5:00 p.m., Chicago, Illinois time, on the Conversion Date, no holder of Debentures will be entitled to convert Debentures into Common Stock. This is expected to have an adverse impact on the market for Debentures. Holders of Debentures who wish to make sales should consult with their own brokers concerning if and when their Debentures should be sold.

MANNER OF CONVERSION

     To convert Debentures into Common Stock, the holder thereof must surrender such Debentures, endorsed or assigned to the Company or in blank, prior to 5:00 p.m., Chicago, Illinois time, on the Conversion Date to the Company or its offices maintained for that purpose at LaSalle National Bank, 135 S. LaSalle St., Corporate Trust Operations, Suite 1811, Chicago, Illinois 60603, accompanied by written notice (a form of which is set forth on the reverse of the Debenture certificate) to the Company that the holder elects to convert such Debentures, or if less than the entire principal amount thereof is to be converted, the portion thereof to be converted. Each Debenture surrendered for conversion must, unless the shares issuable on the conversion are to be issued in the same name as the name in which such Debenture is registered, be accompanied by instruments of transfer, in form satisfactory to the Company and the Trustee, duly executed by the holder or his or her duly authorized attorney. The notice that must be given to the Company may be provided by surrendering Debentures accompanied by the Letter of Transmittal provided to all record holders of the Debentures. As promptly as practicable after the surrender of such Debenture, as aforesaid, the Company will issue and deliver at the office of the Trustee to such holder, or on such holder's written order, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion of such Debenture and a check for the amount payable in lieu of any fractional share. Holders are also entitled to convert fewer than all Debentures they hold provided that any conversions are for principal amounts of Debentures in integral multiples of $1,000, in accordance with the terms of the Indenture. No payment or adjustment will be made on conversion for interest accrued on the Debentures surrendered for conversion.

     The Debentures may be converted into Common Stock only by delivery of Debentures, accompanied by the notice as described above, to the Company prior to 5:00 p.m., Chicago, Illinois time, on the Conversion Date. SINCE IT IS THE TIME OF RECEIPT, NOT THE TIME OF MAILING, THAT DETERMINES WHETHER DEBENTURES HAVE BEEN PROPERLY TENDERED FOR CONVERSION, SUFFICIENT TIME SHOULD BE ALLOWED FOR DEBENTURES SENT BY MAIL TO BE RECEIVED BY THE TRUSTEE PRIOR TO 5:00 P.M., CHICAGO, ILLINOIS TIME, ON THE CONVERSION DATE.

     ANY DEBENTURES THAT HAVE NOT BEEN PROPERLY PRESENTED TO THE COMPANY FOR CONVERSION PRIOR TO 5:00 P.M., CHICAGO, ILLINOIS TIME, ON THE CONVERSION DATE WILL BE AUTOMATICALLY REDEEMED AS SET FORTH ABOVE.

MANNER OF REDEMPTION

     To receive the Redemption Price specified above for any Debentures being redeemed, the holder thereof must surrender such Debentures to LaSalle National Bank, at the address stated above.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is for general information and is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), the applicable regulations promulgated thereunder, and published administrative and judicial decisions, all as they exist at the date of this Prospectus. Changes in the law could affect the federal income tax consequences discussed herein below.

     Certain holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. EACH HOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE SALE OR CONVERSION

OF THE DEBENTURES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND ANY CHANGES IN APPLICABLE TAX LAWS.

     For federal income tax purposes the conversion of Debentures into Common Stock will not result in a taxable gain or loss with respect to the Common Stock received, except that gain or loss must be recognized with respect to cash received in lieu of fractional shares upon conversion. The amount of such gain or loss will be equal to the amount of cash received less the basis attributable to such fractional shares and will be capital gain or loss if the Debentures are capital assets in the hands of the holder. A holder's basis for the Common Stock received upon conversion of Debentures will be equal to the basis of the Debentures surrendered reduced by the portion of the basis allocated to any fractional share. Assuming that the Debentures are capital assets in the holder's hands, the holding period for the Common Stock will include the holding period for those Debentures.

     A sale of Debentures or surrender of Debentures for redemption will be a taxable transaction on which gain or loss, if any, will be recognized. The gain or loss will ordinarily be a capital gain or loss, provided the Debentures are a capital asset in the hands of the holder. The gain or loss recognized upon sale of Debentures or surrender thereof for redemption will be the difference between the holder's basis in the Debentures and the sale price or Redemption Price, as the case may be, received in respect thereof, exclusive of accrued interest which will be taxable as ordinary income. If a holder purchased the Debentures for an amount below the stated redemption price at maturity, a portion of the gain may be treated as ordinary interest income as a result of the market discount provisions of the Internal Revenue Code. To the extent the Debentures converted are subject to accrued market discount not previously included in the income of the holder, the amount of the accrued market discount will carry over to the Common Stock acquired on conversion and will be taxed as ordinary income upon the subsequent disposition of the Common Stock.

     The federal income tax discussion set forth above is included for general information only. Holders should consult their tax advisors to determine particular tax consequences to them (including the application and effect of market discount and backup withholding rules, state and local income and other tax laws) prior to any conversion, sale or surrender for redemption of the Debentures. Holders who do not provide a Taxpayer Identification Number or who provide an incorrect Taxpayer Identification Number on the substitute W-9 provided in the Letter of Transmittal provided with this Prospectus may be subject to a 31% backup withholding tax and other penalties.

                              STANDBY ARRANGEMENTS

     Upon the terms and subject to the conditions contained in the Standby Agreement, dated December 20, 1996, between the Company and the Purchaser (the "Standby Agreement"), the Purchaser has agreed to purchase from the Company such number of whole shares of Common Stock (the "Purchased Shares") as would have been issuable upon conversion of Debentures that have not been surrendered for conversion prior to the close of business on the Conversion Date. The purchase price of such shares of Common Stock will be $19.20 per share, an amount equivalent to $1,057.38 per $1,000 principal amount of Debentures. The Purchaser may also purchase Debentures in the open market or otherwise prior to the Redemption Date. The Purchaser has agreed to convert into Common Stock all Debentures so purchased.

     The Purchaser has agreed to pay to the Company 50% of the excess, if any, of the aggregate proceeds received on sale of the Purchased Shares (net of selling concessions, transfer taxes and other expenses of sale) over the aggregate purchase price paid therefor.

     The Company has been advised by the Purchaser that it proposes to offer any shares of Common Stock purchased from the Company or acquired on conversion of purchased Debentures for resale as set forth on the cover page of this Prospectus. The Purchaser may also make sales of such shares to certain securities dealers at prices which may reflect concessions from the prices at which such shares are being offered to the public. The amount of such concessions may be determined from time to time.

     Pursuant to the terms of the Standby Agreement and as compensation for the commitment of the Purchaser thereunder, the Company has agreed to pay the Purchaser the sum of $974,047 plus an additional sum for certain Compensable Shares (as defined below). The additional sum will be paid as follows: (i) no additional sum will be paid if the total number of Compensable Shares is less than or equal to 255,534; (ii) if the total number of Compensable Shares is greater than 255,534 but less than 766,603, the additional sum will equal $0.58 per share for all Compensable Shares; and (iii) if the total number of Compensable Shares equals or exceeds 766,603, the additional sum will equal $0.77 for all Compensable Shares. Compensable Shares consist of Purchased Shares, plus any Shares of Common Stock which are issued to the Purchaser upon the conversion of the Debentures, which are resold by the Purchaser for less than $19.20 per share. The Company has also agreed to pay certain out-of-pocket expenses of the Purchaser and to pay Blue Sky fees and expenses.

     Pursuant to the Standby Agreement, the Company has agreed that it will not, without the written consent of the Purchaser, sell, contract to sell or otherwise dispose of any shares of Common Stock, with certain exceptions, for a period commencing on the date of this Prospectus and ending 60 days after the Redemption Date, provided that if the Purchaser does not acquire 255,534 Purchased Shares pursuant to the Standby Agreement, the Company will no longer be bound by such restriction.

     The Company has agreed to indemnify the Purchaser against certain liabilities, including liabilities under the Securities Act.

     The Purchaser may assist in the solicitation of conversions by holders of the Debentures, but will receive no additional compensation therefor.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the Purchaser by Latham & Watkins, San Francisco, California.

                                    EXPERTS

     The consolidated financial statements of Quantum Corporation, appearing in Quantum Corporation's Annual Report (Form 10-K) for the year ended March 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE PURCHASER. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON OR IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    1
Incorporation of Certain Documents By
  Reference...........................    1
The Company...........................    3
Risk Factors..........................    5
Use of Proceeds.......................   11
Price Range of Common Stock and
  Dividend Policy.....................   11
Capitalization........................   12
Redemption of Debentures and
  Expiration of Conversion
  Privilege...........................   13
Certain Federal Income Tax
  Considerations......................   14
Standby Arrangements..................   15
Legal Matters.........................   16
Experts...............................   16

5,110,690 SHARES

QUANTUM CORPORATION

COMMON STOCK
(PAR VALUE $0.01 PER SHARE)

                                      LOGO

---------------------------------------------------

SALOMON BROTHERS INC
---------------------------------------------------------------

PROSPECTUS
DATED DECEMBER 20, 1996

                              QUANTUM CORPORATION

                       REGISTRATION STATEMENT ON FORM S-3

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14  OTHER EXPENSES OF REGISTRATION AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than standby fees, payable in connection with the sale of the Common Stock being registered hereby. All amounts are estimates except the SEC registration fee and the Nasdaq Stock Market application fee.

                                                                             AMOUNT TO BE
                                                                               PAID BY
                                                                               COMPANY
                                                                             ------------
    SEC registration fee...................................................    $ 40,847
    Printing...............................................................      50,000
    Legal fees and expenses................................................     150,000
    Accounting fees and expenses...........................................      70,000
    Blue sky fees and expenses.............................................      10,000
    Conversion Agent and Trustee fees......................................       5,000
    Miscellaneous..........................................................      21,863
                                                                                -------
      Total................................................................    $347,710
                                                                                =======

ITEM 15  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law authorizes a corporation to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Section 11 of the Registrant's Restated Certificate of Incorporation provides for indemnification of its directors against the Registrant or its Stockholders to the maximum extent permitted by the Delaware General Corporation Law for monetary damages for breach of fiduciary duty as a director. Article VI of the Company's Bylaws, as amended, permits the Company to indemnify directors, officers, employees and agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, the Registrant has entered into Indemnification Agreements with its officers and directors. The Standby Agreement (Exhibit 1.1) also provides for cross-indemnification among the Company and the Purchaser with respect to certain matters, including matters arising under the Securities Act.

ITEM 16  EXHIBITS.

EXHIBIT
NUMBER
-------
   1.1      Form of Standby Agreement
   5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, as to
            legality of securities being registered.
  23.1      Consent of Ernst & Young LLP, independent auditors.
  23.2      Consent of Counsel (contained in Exhibit 5.1 hereto).
  24.1      Power of Attorney (contained on Page II-3).

ITEM 17  UNDERTAKINGS.

     1. The undersigned registrant hereby undertakes:

          (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

     provided, however, that the undertakings set forth in paragraph (i) and
     (ii) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this Registration Statement.

          (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     2. The undersigned hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide to the Purchaser at the closing, as specified in the Standby Agreement, certificates in such denomination and registered in such names as required by the Purchaser to permit prompt delivery to each purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on this 20th day of December, 1996.

                                          QUANTUM CORPORATION

                                         /s/ MICHAEL A. BROWN

                                          --------------------------------------
                                          Michael A. Brown
                                          President and Chief Executive Officer
                                          (Principal Executive Officer)

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each such person whose signature appears below constitutes and appoints, jointly and severally, Michael A. Brown and Andrew Kryder his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement on Form S-3 (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

               SIGNATURE                               TITLE                       DATE
----------------------------------------    ----------------------------    ------------------
      /s/ MICHAEL A. BROWN                  President, Chief Executive       December 20, 1996
----------------------------------------    Officer and Director
Michael A. Brown                            (Principal Executive
                                            Officer)
     /s/ RICHARD L. CLEMMER                 Executive Vice President,        December 20, 1996
----------------------------------------    Finance and Chief Financial
Richard L. Clemmer                          Officer (Principal Financial
                                            Officer and Principal
                                            Accounting Officer)
       /s/ EDWARD M. ESBER                  Director                         December 20, 1996
----------------------------------------
Edward M. Esber
        /s/ DAVID A. BROWN                  Director                         December 20, 1996
----------------------------------------
David A. Brown
     /s/ STEPHEN M. BERKLEY                 Director                         December 20, 1996
----------------------------------------
Stephen M. Berkley
       /s/ ROBERT J. CASALE                 Director                         December 20, 1996
----------------------------------------
Robert J. Casale
   /s/ STEVEN C. WHEELWRIGHT                Director                         December 20, 1996
----------------------------------------
Steven C. Wheelwright

                              QUANTUM CORPORATION

                       REGISTRATION STATEMENT ON FORM S-3

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                       DESCRIPTION
------  -------------------------------------------------------------------------------------
 1.1    Form of Standby Agreement............................................................
 5.1    Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, as to legality of securities being registered.......................................................
23.1    Consent of Ernst & Young LLP, independent auditors...................................
23.2    Consent of Counsel (contained in Exhibit 5.1 above)..................................
24.1    Power of Attorney (see page II-3)....................................................